

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 24, 2017

<u>Via E-mail</u>
Mr. Edward P. Hennessey Jr.
Chief Financial Officer
CleanTech Biofuels, Inc.
7386 Pershing Avenue
University City, Missouri 63130

> **RE: CleanTech Biofuels, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 333-145939**

Dear Mr. Hennessey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Controls and Procedures, page 46</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 47</u>

1.   Please clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when you performed your assessment of internal control over financial reporting.

<u>Signatures, page 57</u>

2.   The signature page in your Form 10-K for the year ended December 31, 2016 is not properly dated. Please amend your Form 10-K to provide currently dated signatures. Please ensure that you refer to the Form 10-K/A.

<u>Exhibits 31.1, 31.2, 32.1 and 32.2</u>

3.   The certifications in your Form 10-K for the year ended December 31, 2016 are not properly dated. Please amend your Form 10-K to provide currently dated certifications. Please ensure that your certifications refer to the Form 10-K/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction